EXHIBIT 99.1

July 17, 2025

To the Audit Committee, Board of Directors

And Management of Innovation Beverage Group Limited

Effective July 17, 2025, we will cease our services as your auditor. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new auditors. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We are prepared to help you make a smooth transition with your new auditors.

Very truly yours,